Exhibit 99.1

ASUR Announces Total Passenger Traffic for June 2023

Passenger traffic increased year-on-year by 10.3% in Mexico and 22.3% in Puerto Rico and decreased 19.8% in Colombia

MEXICO CITY, July 5, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for June 2023 reached a total of 5.9 million passengers, 4.5% above the levels reported in June 2022.

Passenger traffic increased 10.3% year-on-year in Mexico and 22.3% in Puerto Rico, while it decreased 19.8% in Colombia. Passenger traffic growth in Mexico and Puerto Rico was mainly driven by domestic traffic, which increased 19.0% and 20.5%, respectively. This was further supported by growth in international traffic of 3.0% and 36.4%, respectively. Passenger traffic in Colombia was negatively affected by the suspension of operations of two local airlines since March 2023.

This announcement reflects comparisons between the periods June 1 through June 30, 2023 and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
	June		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	3,219,443	3,550,943	10.3	18,837,881	21,771,122	15.6
Domestic Traffic	1,460,451	1,738,476	19.0	8,264,362	10,049,424	21.6
International Traffic	1,758,992	1,812,467	3.0	10,573,519	11,721,698	10.9
San Juan, Puerto Rico	951,600	1,163,331	22.3	5,174,214	6,105,897	18.0
Domestic Traffic	847,927	1,021,934	20.5	4,755,038	5,492,755	15.5
International Traffic	103,673	141,397	36.4	419,176	613,142	46.3
Colombia	1,452,183	1,164,149	(19.8)	7,678,932	7,274,928	(5.3)
Domestic Traffic	1,206,898	930,903	(22.9)	6,467,279	5,899,180	(8.8)
International Traffic	245,285	233,246	(4.9)	1,211,653	1,375,748	13.5
Total Traffic	5,623,226	5,878,423	4.5	31,691,027	35,151,947	10.9
Domestic Traffic	3,515,276	3,691,313	5.0	19,486,679	21,441,359	10.0
International Traffic	2,107,950	2,187,110	3.8	12,204,348	13,710,588	12.3

Mexico Passenger Traffic
		June		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,460,451	1,738,476	19.0	8,264,362	10,049,424	21.6
CUN	Cancun	829,781	984,167	18.6	4,640,847	5,603,062	20.7
CZM	Cozumel	9,573	16,986	77.4	74,751	77,927	4.2
HUX	Huatulco	69,443	67,073	(3.4)	423,787	426,297	0.6
MID	Merida	217,176	256,635	18.2	1,217,302	1,612,739	32.5
MTT	Minatitlan	8,202	12,049	46.9	45,681	59,712	30.7
OAX	Oaxaca	83,216	111,853	34.4	491,214	664,398	35.3
TAP	Tapachula	39,809	41,525	4.3	234,625	247,142	5.3
VER	Veracruz	103,384	134,691	30.3	579,513	724,413	25.0
VSA	Villahermosa	99,867	113,497	13.6	556,642	633,734	13.8
International Traffic		1,758,992	1,812,467	3.0	10,573,519	11,721,698	10.9
CUN	Cancun	1,660,698	1,717,484	3.4	9,974,141	11,035,502	10.6
CZM	Cozumel	45,823	38,859	(15.2)	256,292	267,601	4.4
HUX	Huatulco	3,981	2,243	(43.7)	58,632	75,107	28.1
MID	Merida	21,331	24,942	16.9	124,921	169,099	35.4
MTT	Minatitlan	1,094	638	(41.7)	5,480	3,948	(28.0)
OAX	Oaxaca	14,706	16,572	12.7	90,477	101,632	12.3
TAP	Tapachula	1,253	1,378	10.0	6,471	9,443	45.9
VER	Veracruz	7,738	8,154	5.4	43,676	46,331	6.1
VSA	Villahermosa	2,368	2,197	(7.2)	13,429	13,035	(2.9)
Traffic Total Mexico		3,219,443	3,550,943	10.3	18,837,881	21,771,122	15.6
CUN	Cancun	2,490,479	2,701,651	8.5	14,614,988	16,638,564	13.8
CZM	Cozumel	55,396	55,845	0.8	331,043	345,528	4.4
HUX	Huatulco	73,424	69,316	(5.6)	482,419	501,404	3.9
MID	Merida	238,507	281,577	18.1	1,342,223	1,781,838	32.8
MTT	Minatitlan	9,296	12,687	36.5	51,161	63,660	24.4
OAX	Oaxaca	97,922	128,425	31.2	581,691	766,030	31.7
TAP	Tapachula	41,062	42,903	4.5	241,096	256,585	6.4
VER	Veracruz	111,122	142,845	28.5	623,189	770,744	23.7
VSA	Villahermosa	102,235	115,694	13.2	570,071	646,769	13.5

US Passenger Traffic, San Juan Airport (LMM)
	June		% Chg	Year to date		% Chg
	2022	2023		2022	2023
SJU Total	951,600	1,163,331	22.3	5,174,214	6,105,897	18.0
Domestic Traffic	847,927	1,021,934	20.5	4,755,038	5,492,755	15.5
International Traffic	103,673	141,397	36.4	419,176	613,142	46.3

Colombia Passenger Traffic Airplan
		June		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,206,898	930,903	(22.9)	6,467,279	5,899,180	(8.8)
MDE	Rionegro	897,878	680,518	(24.2)	4,787,139	4,408,266	(7.9)
EOH	Medellin	106,581	103,276	(3.1)	588,333	568,942	(3.3)
MTR	Monteria	136,421	94,926	(30.4)	750,665	637,819	(15.0)
APO	Carepa	25,025	17,666	(29.4)	131,047	100,841	(23.0)
UIB	Quibdo	32,797	32,630	(0.5)	172,360	171,315	(0.6)
CZU	Corozal	8,196	1,887	(77.0)	37,735	11,997	(68.2)
International Traffic		245,285	233,246	(4.9)	1,211,653	1,375,748	13.5
MDE	Rionegro	245,285	233,246	(4.9)	1,211,653	1,375,748	13.5
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,452,183	1,164,149	(19.8)	7,678,932	7,274,928	(5.3)
MDE	Rionegro	1,143,163	913,764	(20.1)	5,998,792	5,784,014	(3.6)
EOH	Medellin	106,581	103,276	(3.1)	588,333	568,942	(3.3)
MTR	Monteria	136,421	94,926	(30.4)	750,665	637,819	(15.0)
APO	Carepa	25,025	17,666	(29.4)	131,047	100,841	(23.0)
UIB	Quibdo	32,797	32,630	(0.5)	172,360	171,315	(0.6)
CZU	Corozal	8,196	1,887	(77.0)	37,735	11,997	(68.2)

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com